Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Agrium Pension Committee
Agrium Inc.:
We consent to the incorporation by reference in the Registration Statements (Nos. 333-11254 and 333-161620) on Form S-8 of Agrium Inc. of our report dated June 18, 2010 relating to the statement of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009, and the related supplemental schedule as of December 31, 2009, which appears in the December 31, 2009 Annual Report on Form 11-K of the Agrium U.S. Retail 401(k) Savings Plan.
/s/ Eide Bailly LLP
Greenwood Village, Colorado
June 25, 2010